UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended July 1, 2023

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101
Las Vegas, NV 89118
(Full mailing address of principal executive offices)

(855) 784-2734
(Issuer’s telephone number, including area code)

Sugarfina Corporation
SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Semi-Annual Report on Form 1-SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Unaudited Consolidated Financial Statements and accompanying notes included in this Semi-Annual Report on Form 1-SA. The following information and such Unaudited Consolidated Financial Statements should also be read in conjunction with the audited financial statements and related notes, together with our discussion and analysis of financial position and results of operations, included in our Annual Report on Form 1-K for the year ended December 31, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

Overview

Our first half results for 2023 reflected the continuing effects of lower consumer demand due to economic uncertainty and inflation. Despite this trend, we continued our strategic initiatives of launching innovative products and driving brand awareness through social media, celebrity influencers and collaborations.

In the first half of 2023, we launched our Valentine’s Day Collection, which garnered press attention, showcasing products like the Love Letters Tasting Collection and the XOXO 8 Piece Candy Bento Box®. New additions to the collection included Valentine’s Day Chocolate Bars featuring strawberry-infused chocolate and topped with freeze-dried strawberries and graham crackers.

We collaborated with Los Angeles-based Sidecar Doughnuts for a Sugarfina Bullseye doughnut that features Sidecar’s signature raised doughnut, topped with fresh strawberry glaze, strawberry and champagne compote, cheesecake mousse, graham cracker crumble, and a classic Strawberry Champagne Bear®.

We partnered with fashion influencer Cherie Chan and business investor Jessey Lee, known for their roles on Netflix’s hit series Bling Empire, who will drive awareness of Sugarfina collection launches through social media campaigns, launch parties and press efforts. Cherie and Jessey will also work closely with Sugarfina to curate our 2024 Lunar New Year Collection.

We introduced a collaboration with fashion designer, Lela Rose’s brand, Pearl by Lela Rose. Designed by Lela Rose herself, the Sugarfina x Pearl by Lela Rose Candy Bento Box® includes three signature Sugarfina flavors wrapped in Pearl by Lela Rose’s newest Spring print.

Finally, Sugarfina and the Hollywood Chamber of Commerce came together to create the Sugarfina x Hollywood Collection – a line of Candy Bento Boxes®, Candy Cubes®, Chocolate Bars, and Popcorn Canisters to celebrate the 100th Anniversary of the Hollywood Sign. The collection joins the 2023 centennial celebration, a campaign honoring Hollywood’s world-famous landmark with special collaborations, festivities, and events. That collaboration generated additional press coverage as well as celebrity engagement from launch parties to social media.

The first half of 2023 also saw expansions of our hospitality, online, grocery, and specialty store distribution.

Net sales for the six months ended July 1, 2023 (“1H 2023”) when compared to the six months ended July 2, 2022 (“1H 2022”), declined by 12% from $12,184,609 to $10,738,511. During the first half of the year, our revenues decreased in our wholesale, e-commerce, retail, and gifting concierge channels primarily driven by lower consumer demand amid economic uncertainty and inflation. Those decreases were partially offset by a slight increase in our international channel, benefiting from improved conditions in regions previously affected by COVID-19 lockdowns. Our business is historically seasonal in nature with approximately 60% or more of revenues typically occurring in the second half of the year. Net loss for the six months ended July 1, 2023, was $3,458,186 compared to a net loss of $2,919,201 for the six months ended July 2, 2022. See “—Results of Operations – Comparison of Results of Operations.”

3

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. Our product assortment is sold direct to consumer via e-commerce, and our own 19 Sugarfina branded stores, gifting concierge, and indirectly through wholesale distribution to other retails stores, such as Nordstrom, Neiman Marcus, Paper Source and Total Wine & More.

The Company’s wholesale sales is our largest channel, and the Company is focused on expanding its North American wholesale business primarily through opening new specialty stores, gourmet grocery, online gifting, and travel and leisure accounts.

We opened new retail boutiques in Miami, Florida, in October 2022 and Boca Raton, Florida, in March 2023, strategically positioned in luxury shopping centers to expand our presence and drive awareness in the South Florida market. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. In February 2023, we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom’s March 2023 announcement to exit its entire Canadian operations. Furthermore, in June 2023, we exercised our option to terminate two of our Nordstrom shop-in-shop locations in the United States and we are working to convert them to wholesale account stores.

Our revenues are driven by average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our confectionery products are promptly shipped to our distribution center after being packaged at our co-packer and then distributed to customers directly through e-commerce, our retail stores, through our gifting concierge platform, or indirectly through our wholesale accounts.

The following table shows information about our revenue and operations, including details about our sales channels and the number of retail stores open at July 1, 2023 and July 2, 2022.

	For the Period January 1, 2023 to July 1, 2023	For the Period January 1, 2022 to July 2, 2022	Percentage Change
Wholesale	$4,882,493	5,376,243	-9%
E-commerce	2,159,358	2,603,800	-17%
Retail	2,886,481	3,162,274	-9%
Gifting Concierge	592,139	865,676	-32%
International	218,040	176,616	23%
	$10,738,511	$12,184,609	-12%

Number of Sugarfina boutiques	17	16
Number of Nordstrom SIS	2	8
Total number of Sugarfina shops	19	24

4

Seasonality

The Company is affected by the general seasonal trends common to the confectionery industry. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday Lunar New Year, Valentine’s Day, and Easter than at other times of the year. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins or forcing us to increase our prices, potentially losing sales to price sensitive customers. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugated shipping boxes, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing. The Company has experienced raw material packaging, freight and wage cost increases, and has strategically increased prices to offset those increases, contributing to stable gross margin as a percent of net revenues in 1H 2023 as compared to 1H 2022, despite the increase in promotional pricing activities due to lower consumer demand in 1H 2023. The Company expects that its suppliers will continue passing through input cost increases, for which we will raise prices and rationalize our product line to offset the impact.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistics and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs, as well as the depreciation and amortization of corporate assets.

Other Income and Expense

Other income and expenses consist primarily of government grant income, non-cash interest expense associated with our BLG Note (as defined below) to our parent company and interest expense associated with our senior secured line of credit. See “—Liquidity and Capital Resources.”

Comparison of Results of Operations

The following table sets forth our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the periods indicated.

5

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2023 to July 1, 2023	For the Period January 1, 2022 to July 2, 2022
NET REVENUE	$10,738,511	$12,184,609

COST OF SALES	5,042,265	5,649,030

GROSS MARGIN	5,696,246	6,535,579

SELLING, GENERAL AND ADMINISTRATIVE	9,390,476	9,098,803

LOSS FROM OPERATIONS	(3,694,230)	(2,563,224)

OTHER INCOME (EXPENSE)
Government grant income	970,441	332,195
Interest expense (1)	(774,314)	(641,797)
Interest income	72,015	14,160
Other expense	(12,877)	(42,202)
	255,265	(337,644)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,438,965)	(2,900,868)

PROVISION FOR INCOME TAXES	19,221	18,333

NET LOSS	(3,458,186)	(2,919,201)

OTHER COMPREHENSIVE LOSS
Foreign currency translation gain (loss)	2,738	(8,768)

TOTAL COMPREHENSIVE LOSS	$(3,455,448)	$(2,927,969)

NET LOSS PER SHARE
BASIC	$(0.52)	$(0.38)
DILUTED	$(0.27)	$(0.23)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,923,593	12,800,342
DILUTED	12,923,593	12,800,342

(1) Includes $700,296 and $624,984 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company for the period January 1, 2023 through July 1, 2023 and January 1, 2022 through July 2, 2022, respectively.

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Six Months Ended July 1, 2023 (“1H 2023”) Compared with Six Months Ended July 2, 2022 (“1H 2022”)

Net revenues were down $1,446,098, or 12%, in 1H 2023 compared with 1H 2022, driven by lower consumer demand amid economic uncertainty and inflation, prompting increased promotional pricing primarily in our retail and e-commerce sales channels. Furthermore, certain retail store closings, partially offset by new store openings, also decreased sales in our retail channel.

Wholesales revenues decreased $493,750, or 9%, primarily due to lower wholesale partner demand as customers planned for lower inventory positions through 1H 2023 on a year-over-year basis. At the end of 2022, many of our customers had higher than normal inventory positions because of supply chain disruptions, fluctuating consumer demand, and uncertain economic conditions. As economic uncertainty remained through 1H 2023, we experienced lower than normal replenishment orders as customers continued to keep inventory down year-over-year. We have partially offset that decrease through new wholesale accounts, primarily in gourmet grocery, specialty stores and travel and leisure accounts.

E-commerce sales decreased $444,442, or 17% between the two periods, as sales in the first three months of 2022 were notably boosted by “stay at home” sales attributable to the Omicron variant during that time. Our average order value increased from approximately $89.00 to $99.00, despite increased promotional pricing, between 1H 2022 and 1H 2023, offsetting some of the loss in website traffic.

Retail sales decreased $275,793, or 9%. In February 2023, we closed our four Nordstrom shop-in-shop locations in Canada ahead of Nordstrom’s March 2023 announcement about exiting its entire Canadian operations. We also closed our Americana at Brand store location in Southern California at the end of 2022 due to the expiration of our lease. Overall retail sales decreased from those store closures, but were partially offset by the opening of new retail boutiques in Miami, Florida and Boca Raton, Florida, in October 2022 and March 2023, respectively. Same-store sales decreased $145,524, or 5%, between 1H 2022 and 1H 2023 primarily due to reduced consumer demand caused by factors such as higher inflation. Additionally, continued remote work environments in major cities in which we operate have decreased overall store traffic.

Gifting Concierge sales decreased $273,537, or 32%, during 1H 2023 versus 1H 2022. In 1H 2022, we experienced robust demand for custom gifting orders for corporate and socially oriented events that were cancelled or postponed due to the pandemic. In 1H 2023, we experienced reduced demand as many of our corporate gifting customers’ budgets have been limited due to uncertain economic conditions.

International sales increased $41,424, or 23%, in 1H 2023 as compared to 1H 2022 as the latter year’s results were negatively impacted by lower demand in Hong Kong and South Korea because of zero-tolerance COVID-19 policies resulting in sporadic lockdowns in those areas.

Gross margin as a percentage of net revenue decreased slightly period over period at 53.0% for 1H 2023 compared to 53.6% for 1H 2022.

Selling, general and administrative expenses increased $291,673, or 3%, from $9,098,803 in 1H 2022 to $9,390,476 in 1H 2023, primarily due to increases in costs associated with our recent retail location additions in South Florida, one-time third-party consulting fees related to our ERC refunds, third-party commissions related to sales generated through an online B2B marketplace and costs associated with product display fixtures in certain of our wholesale customer store locations. Those increases were partially offset by an overall reduction in payroll, primarily related to the departure of certain executive officers over the past twelve months.

Other income was $255,265 for 1H 2023 compared to other expense of $337,644 for 1H 2022. The net improvement was primarily due to a $638,246 increase in government grant income, partially offset by an increase in interest expense attributable to non-cash interest expense related to the BLG Note and interest incurred on our Senior Secured Line of Credit. See “—Liquidity and Capital Resources – Senior Secured Line of Credit,” “—Liquidity and Capital Resources – Bristol Luxury Group LLC Debt” and “—Liquidity and Capital Resources –Employee Retention Credit (“ERC”).”

As a result of the foregoing, net loss for 1H 2023 was $3,458,186 compared to $2,919,201 during 1H 2022.

7

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financing, including the Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have primarily been financed to date by a combination of revenue, debt, cash injections from BLG Luxury Group LLC and our Regulation A Offering, which concluded on June 30, 2022. See “— Regulation A Offering” “—Senior Secured Line of Credit” and “—Bristol Luxury Group LLC Debt.” The primary cash needs have been to fund working capital requirements, primarily inventory, to support distribution growth, innovation, and new collaborations. At July 1, 2023, the Company had $1.0 million of cash and cash equivalents, $0.4 million of borrowing capacity (defined below) under our line of credit, and $0.9 million of accounts receivable which we believe will allow us to finance our activities for the 2023 fiscal year.

Regulation A Offering

On June 30, 2022, the Company terminated its, as amended, Regulation A Offering. It sold 409,266 shares of Common Stock, along with 11,431 Bonus Shares to investors based on investment level, and 2,896 shares of Common Stock to OpenDeal Broker LLC dba the Capital R, a participating dealer, based on gross proceeds facilitated by Capital R. The Company recognized gross proceeds of $4,262,117 and incurred offering costs of $1,161,788 under the offering.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. As of September 27, 2023, the Company has closed on $50,211 of funds and have incurred $18,986 of offering costs. Our offering expires October 15, 2023 and the Company continues to pursue raising more funds through its marketing efforts.

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $1.5 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios. The interest rate for all advances are equal to the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At July 1, 2023, we had $473,870 of outstanding borrowing and $372,630 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 8.5% as of July 1, 2023.

Simultaneously upon entering into the Senior Secured Line of Credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement (the “subordination agreement”) which provides AFS with a first priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG, or the Company’s stockholders.

8

On August 3, 2022, we amended our Senior Secured Line of Credit to increase our inventory advance rate from 35% to 65% and increase our inventory sublimit to the lesser of (a) $750,000 (previously $500,000) or (b) an amount equal to 200% of borrowing base availability.

Effective March 31, 2023, we amended our Senior Secured Line of Credit to increase our total commitment amount from $1,500,000 to $2,000,000 and our inventory sublimit to the lesser of (a) $1,000,000 (previously $750,000) or (b) an amount equal to 200% of borrowing base availability.

Those amendments were intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.

See Note 6 to our Unaudited Consolidated Financial Statements for further information regarding our Senior Secured Line of Credit.

Bristol Luxury Group LLC Debt

Secured Promissory Note and Debt Conversion

In connection with Sugarfina Holdings LLC’s acquisition of substantially all the assets of Sugarfina, Inc. out of bankruptcy, BLG entered into a loan agreement with Sugarfina Holdings LLC in the amount of $15,000,000 at an interest rate of 12% per annum (the “BLG Note”) with a maturity date of May 21, 2021. When Sugarfina Holdings LLC converted into Sugarfina Corporation on September 26, 2020, BLG extended the BLG Note maturity date to May 2024. In June 2023, BLG extended the maturity date of the BLG Note to May 2025. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors jointly own a majority of BLG. Scott LaPorta also effectively owns 2% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020.This served to reduce the debt load of the Company (the “Debt Conversion”). As of July 1, 2023, the Company owed BLG a total of $12,116,225 under the BLG Note.

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the stockholders.

Cash Injections

Management has, from time-to-time, opted to seek cash injections from BLG instead of seeking credit facilities with a bank or financial institution because management believed the terms of the cash loans from BLG would be more favorable than from a lending institution at that stage of the Company’s development. BLG expected to provide additional working capital to the Company considering both its seasonality and the impact of the economic downturn resulting from COVID-19.

Accordingly, BLG has made cash injections into the Company from time to time including $250,000 in each of September 2021 and May 2022, respectively, for the purpose of making additional funds available to the Company for use as working capital. Additionally, $60,000 was loaned to the Company in November 2022, and subsequently repaid in December 2022. As of July 1, 2023, $1,463,774 was held in the Company’s accounts payable owed to BLG.

The cash injections are recorded in the Company’s accounts payable without further documentation. The working capital funds in accounts payable function like a line of credit under which the Company may borrow funds, repay those funds, and then borrow funds again.

9

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In April 2023, we received the final payment of our ERC refunds totaling $1,042,456. That total is divided into $970,441 categorized as “Government grant income” and $72,015 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2023 to July 1, 2023. Additionally, in June 2022, we received $335,442 in ERC refunds, with $321,282 classified as “Government grant income” and $14,160 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2022 to July 2, 2022. At December 31, 2022, a “Government grant receivable” of $2,172,353 was recorded on our Audited Consolidated Balance Sheet and was subsequently received in January 2023.

Third-party consulting fees related to our ERC refunds were $87,340 and $28,915 for the periods January 1, 2023 to July 1, 2023, and January 1, 2022 to July 2, 2022, respectively. Those costs were recognized in “Selling, General and Administrative” expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss.

The Company elected to recognize government grant income separately within other income once it was reasonably assured that (1) any conditions attached to the assistance would be met and (2) the assistance would be received.

Cash Flows from Operations

We generally utilize the cash flows we generate from our operations to fund our working capital needs. Excess funds that are generated are primarily used to repay borrowings under our Senior Secured Line of Credit. Changes in working capital items, specifically timing variations in inventory receipts, lease prepayments, payments in accounts payable and accrued liabilities, and accounts receivable collections from customers, can affect operating cash flows.

Net cash flows provided by our operating activities were $314,777 in 1H 2023 compared to net cash flows used in our operating activities of $3,112,682 for 1H 2022. The increase in operating cash flow for 1H 2023 compared to 1H 2022 was primarily due to the receipt of our government grant receivable of $2,172,353 in 1H 2023. Furthermore, during the first half of 2023, we adjusted the timing of our inventory receipts compared to the same period in 2022 to enhance the alignment of inventory with our customer demand forecasts.

Trend Information

Our primary goal is to grow revenues profitability by adding customers in our e-commerce and retail store sales channels as well as adding customers in our wholesale and gifting concierge sales channels; as we add customers, we will be able to grow our brand. Increasing distribution, launching new innovation, and marketing initiatives, along with media coverage in the United States, has driven and continues to drive an increase in sales of our confectionery products.

We continue to drive awareness and trial of our products and acquire new customers with various marketing initiatives. As we continue to acquire new customers, expand distribution, and launch new innovation we gain positive momentum. In 2023, a few noteworthy expansion events include new premium grocery distribution at New York City-based, Gristedes and St. Louis-based, Straub’s Fine Grocers. Additionally, we have launched distribution in Florida with Brightline Trains, expanded our international reach with Scandi Agency, an importer and supplier of luxe brands to Norway and Scandinavia, and enhanced our existing partnership with Total Wine & More, expanding into 17 additional locations. We have also expanded our distribution on Faire.com, an online marketplace that connects product companies with retailers, which we launched in November 2022. We have seen over $500,000 of sales through this platform in 1H 2023, significantly extending our presence in the B2B sector.

Rising inflation has impacted many businesses, however, we find that price increases on raw material costs and freight costs have presently abated or begun to recede. We continue to experience wage cost pressures regarding our retail labor staffing, but are not currently experiencing this in other parts of the business. Regardless of our current situation, we are attentive to market trends and continue to plan for any negative economic shifts. Our strategy, and that of many of our wholesale partners, in managing inflation and any potential economic downturn, is to plan our inventory receipts conservatively so that we may be in a better position to manage through any extended demand softening. We may increase prices on our products if inflation continues to rise, but that would be considered carefully as such increases may affect demand for our products.

10

The confectionery industry is a sizable market and is predicted to witness a steady CAGR of 3.5% in the period of 2021-2026 globally. We believe the Company is one of the few confectionery companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong brand and an industry-leading creative, marketing, and sales team, we believe the Company has the potential to seize a larger portion of the US confectionery market.

Impact of Public Health Policies and Restrictions

Nearly all stores were directly and negatively impacted by public health measures taken in response to COVID-19, with nearly all locations experiencing reduced operations because of, among other things, modified business hours and store and mall closures. COVID-19 restrictions negatively impacted among other things, retail, and wholesale sales.

Our revenues were negatively impacted in the first half of 2022 by the COVID-19 Omicron variant, especially in the first three months and for the full six months in our international business located in Hong Kong and South Korea.

Item 2. Other

Effective April 17, 2023, we entered into a non-binding agreement for the Company’s acquisition of John Kelly Chocolates, a Los Angeles-based gourmet chocolate company. While that potential acquisition is still available to the Company, we have placed consideration of that transaction on hold.

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Item 3. Financial Statements

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS

	July 1, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,018,718	$1,194,106
Restricted cash	214,166	214,415
Accounts receivable	854,931	2,103,558
Government grant receivable	-	2,172,353
Inventory	3,125,090	3,330,047
Prepaid expenses	1,329,460	876,353
	6,542,365	9,890,832

OTHER ASSETS
Right of use assets, net	8,156,856	8,344,104
Property and equipment, net	830,774	971,348
Intellectual property	161,810	218,357
Deposits	658,768	633,768
	9,808,208	10,167,577

TOTAL ASSETS	$16,350,573	$20,058,409

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
Accounts payable	$743,861	$326,157
Accrued expenses	992,922	1,758,006
Deferred revenue	178,066	165,086
Lease liabilities	2,530,130	2,181,658
	4,444,979	4,430,907

NONCURRENT LIABILITIES
Due to related party	1,463,774	1,496,899
Senior secured line of credit	473,870	917,515
Secured subordinated promissory note payable to related party	12,116,225	11,415,929
Lease liabilities, noncurrent portion	7,024,377	7,555,183
	21,078,246	21,385,526

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDER'S DEFICIT
Preferred stock, $0.01 par value, 5,000,000 shares authorized;
800,000 shares issued and outstanding	8,000	8,000
Common stock; $0.01 par value, 25,000,000 shares authorized;
12,923,593 and 12,915,237 shares issued and outstanding as of July 1, 2023 and December 31, 2022	129,152	129,152
Additional paid-in capital	12,539,401	12,498,581
Accumulated deficit	(21,757,750)	(18,299,564)
Accumulated other comprehensive loss	(91,455)	(94,193)
	(9,172,652)	(5,758,024)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$16,350,573	$20,058,409

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

12

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Period January 1, 2023 to July 1, 2023	For the Period January 1, 2022 to July 2, 2022
NET REVENUE	$10,738,511	$12,184,609

COST OF SALES	5,042,265	5,649,030

GROSS MARGIN	5,696,246	6,535,579

SELLING, GENERAL AND ADMINISTRATIVE	9,390,476	9,098,803

LOSS FROM OPERATIONS	(3,694,230)	(2,563,224)

OTHER INCOME (EXPENSE)
Government grant income	970,441	332,195
Interest expense	(774,314)	(641,797)
Interest income	72,015	14,160
Other expense	(12,877)	(42,202)
	255,265	(337,644)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(3,438,965)	(2,900,868)

PROVISION FOR INCOME TAXES	19,221	18,333

NET LOSS	(3,458,186)	(2,919,201)

OTHER COMPREHENSIVE LOSS
Foreign currency translation gain (loss)	2,738	(8,768)

TOTAL COMPREHENSIVE LOSS	$(3,455,448)	$(2,927,969)

NET LOSS PER SHARE
BASIC	$(0.52)	$(0.38)
DILUTED	$(0.27)	$(0.23)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,923,593	12,800,342
DILUTED	12,923,593	12,800,342

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

13

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

								Accumulated
					Additional			Other
	Preferred Stock		Common Stock		Paid-In	Subscription	Accumulated	Comprehensive
	Shares	Amount	Shares	Amounts	Capital	Receivable	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2021	800,000	$8,000	12,843,108	$128,431	$11,902,617	$(289,587)	$(16,176,249)	$(53,356)	(4,480,144)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	(8,768)	(8,768)

ISSUANCE OF CLASS A COMMON STOCK	-	-	77,589	776	782,538	(341,318)	-	-	441,996

OFFERING COSTS	-	-	-	-	(137,566)	-	-	-	(137,566)

NET LOSS	-	-	-	-	-	-	(2,919,201)	-	(2,919,201)

BALANCE, JULY 2, 2022	800,000	$8,000	12,920,697	$129,207	$12,547,589	$(630,905)	$(19,095,450)	$(62,124)	$(7,103,683)

								Accumulated
					Additional			Other
	Preferred Stock		Common Stock		Paid-In	Subscription	Accumulated	Comprehensive
	Shares	Amount	Shares	Amounts	Capital	Receivable	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2022	800,000	$8,000	12,915,237	$129,152	$12,498,581	$-	$(18,299,564)	$(94,193)	$(5,758,024)

OTHER COMPREHENSIVE LOSS	-	-	-	-	-	-	-	2,738	2,738

ISSUANCE OF CLASS A COMMON STOCK	-	-	8,356	-	-	-	-	-	-

ISSUANCE OF CROWD SAFE SECURITIES	-	-	-	-	50,211	-	-	-	50,211

OFFERING COSTS	-	-	-	-	(9,391)	-	-	-	(9,391)

NET LOSS	-	-	-	-	-	-	(3,458,186)	-	(3,458,186)

BALANCE, JULY 1, 2023	800,000	$8,000	12,923,593	$129,152	$12,539,401	$-	$(21,757,750)	$(91,455)	$(9,172,652)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

14

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period January 1, 2023 to July 1, 2023	For the Period January 1, 2022 to July 2, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,458,186)	$(2,919,201)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	224,797	254,755
Non-cash interest expense	700,296	624,984
Changes in operating assets and liabilities:
Accounts receivable	1,248,627	892,137
Government grant receivable	2,172,353	-
Inventory	204,957	(2,118,297)
Prepaid expenses and deposits	(478,107)	238,538
Accounts payable	417,704	(164,820)
Accrued expenses	(765,084)	29,727
Deferred revenue	12,980	79,447
Other, net	34,440	(29,952)
Net Cash Provided By (Used In) Operating Activities	314,777	(3,112,682)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(27,676)	(45,883)
Net Cash Used in Investing Activities	(27,676)	(45,883)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	4,742,787	1,365,609
Repayments on senior secured line of credit	(5,186,432)	(888,573)
Debt issuance costs	-	(25,000)
Proceeds from issuance of Crowd SAFE securities	50,211	-
Proceeds from issuance of Class A common stock	-	441,996
Offering costs	(9,391)	(137,566)
Advances from related party	-	250,000
Payments due to related party	(33,125)	(38,050)
Payments on capital lease liabilities	(29,526)	-
Long-term deferred rent	-	(23,894)
Net Cash (Used In) Provided by Financing Activities	(465,476)	944,522

EFFECT OF EXCHANGE RATES ON CASH	2,738	(8,768)

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(175,637)	(2,222,811)

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	1,408,521	2,584,506

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$1,232,884	$361,695

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

15

SUGARFINA CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMTENTS

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC. The Company sells its candies through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. Its retail boutiques are located in North America in major cities, including Los Angeles, New York, Miami, Boston, Vancouver, and through its franchise in Hong Kong. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s Unaudited Consolidated Financial Statements include the accounts of Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, and Sugarfina IP LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the Unaudited Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the Unaudited Consolidated Financial Statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At July 1, 2023 and December 31, 2022, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers’ pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon a limited number of suppliers which it selects. There were no concentrations of suppliers during the period January 1, 2023 to July 1, 2023 and January 1, 2022 to July 2, 2022.

16

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For the purposes of the Unaudited Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Unaudited Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Unaudited Consolidated Statements of Cash Flows:

	July 1, 2023	December 31, 2022
Cash and cash equivalents	$1,018,718	$1,194,106
Restricted cash	214,166	214,415
	$1,232,884	$1,408,521

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for expected uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Expected credit losses are written off in the period in which the financial asset is no longer collectible. At July 1, 2023 and December 31, 2022, the allowance for doubtful accounts was approximately $15,000 and $64,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property under finance leases and the related obligation for future lease payments are recorded at an amount equal to the initial present value of those lease payments. Those amounts are immaterial to our consolidated financial statements. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Properties under finance leases are amortized on the straight-line method over the life of the lease. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

Capitalized intellectual property assets relate to franchise agreements acquired and are amortized using the straight-line method over their estimated lives of ten years.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At July 1, 2023 and December 31, 2022, management assessed that there was no impairment of its long-lived assets.

17

Due to Related Party

The amounts due to related party are reimbursements of expenses paid on behalf of Sugarfina Corporation by Bristol Luxury Group, the parent company.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of product through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	For the Period January 1, 2023 to July 1, 2023	For the Period January 1, 2022 to July 2, 2022	Percentage Change
Wholesale	$4,882,493	$5,376,243	-9%
E-commerce	2,159,358	2,603,800	-17%
Retail	2,886,481	3,162,274	-9%
Gifting Concierge	592,139	865,676	-32%
International	218,040	176,616	23%
	$10,738,511	$12,184,609	-12%

Advertising

Advertising costs, which are recorded in selling, general and administrative expenses, are charged to operations when incurred. The Company incurred approximately $391,074 and $243,752 in advertising expenses for the six months ended July 1, 2023 and July 2, 2022, respectively.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options. At July 1, 2023, we have 453,425 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of July 1, 2023, due to the exit event restrictions on the exercisability of the stock options.

18

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right of use asset and a corresponding lease liability on our consolidated balance sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. See Note 5 for additional information.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At December 31, 2022, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to the currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

19

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recently Issued Accounting Pronouncements

We are currently evaluating new accounting pronouncements that have been issued, but are not yet effective. Currently, they are not expected to have a material impact on our financial positions or results of operations.

Recently Adopted Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, and issued subsequent amendments to the initial guidance, ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11 (collectively, Topic 326), to introduce a new impairment model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses (CECL). In April 2019, the FASB further clarified the scope of Topic 326 and addressed issues related to accrued interest receivable balances, recoveries, variable interest rates, and prepayment. The new guidance will require modified retrospective application to all outstanding instruments, with a cumulative-effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. The amendments in this update for the Company are effective for fiscal years beginning after December 15, 2022. The Company adopted this accounting guidance effective January 1, 2023, and it did not have a material impact on our Unaudited Consolidated Financial Statements.

Subsequent Events

In preparing these Unaudited Consolidated Financial Statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through September 27, 2023, the date the Unaudited Consolidated Financial Statements were available for issuance.

NOTE 3 – Inventory

Inventory consists of the following:

	July 1, 2023	December 31, 2022
Raw materials	$788,781	$928,194
Finished goods	1,148,540	1,042,228
Supplies and other inventory	1,191,163	1,516,585
	3,128,484	3,487,007
Valuation reserve to net realizable value	(3,394)	(156,960)
	$3,125,090	$3,330,047

20

NOTE 4 – Property and Equipment

Property and equipment consist of the following:

	July 1, 2023	December 31, 2022
Equipment	$825,115	$817,641
Furniture and fixtures	467,547	466,296
Leasehold improvements	748,147	727,772
Software	29,000	29,000
	2,069,809	2,040,709
Accumulated depreciation	(1,239,035)	(1,069,361)
	$830,774	$971,348

NOTE 5 –Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our consolidated balance sheets and we recognize lease expense for those leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	July 1, 2023	December 31, 2022
Assets
	Office and warehouse space	Right of use assets, net	$3,901,421	$4,329,856
	Retail store space	Right of use assets, net	4,255,435	4,014,248
Total Right of use assets, net			$8,156,856	$8,344,104
Liabilities
		Lease liabilities	2,530,130	2,181,658
		Lease liabilities, noncurrent portion	7,024,377	7,555,183
Total Lease liability			$9,554,507	$9,736,841

Our Right of use assets, net balance above includes our unamortized lease incentives with certain of our retail store leases.

We recorded total operating lease expenses of $1,819,409 and $1,628,886 for the period of January 1, 2023 to July 1, 2023 and January 1, 2022 to July 2, 2022, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short-term and variable lease costs incurred during the periods.

The maturities of our lease liabilities as of July 1, 2023 on an undiscounted cash flow basis are as follows:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total Operating Leases	Finance Leases	Total
Remainder of 2023	$480,870	$846,971	$1,327,841	$30,290	$1,358,131
2024	979,633	1,727,718	2,707,351	17,151	2,724,502
2025	1,009,022	1,314,687	2,323,709	-	2,323,709
2026	1,039,292	939,920	1,979,212	-	1,979,212
2027	582,258	506,890	1,089,148	-	1,089,148
Thereafter	345,521	94,777	440,298	-	440,298
Total Lease Payments	4,436,596	5,430,963	9,867,559	47,441	9,915,000
Less: Interest	(147,604)	(211,973)	(359,577)	(916)	(360,493)
Present value of operating lease liabilities	4,288,992	5,218,990	9,507,982	46,525	9,554,507

21

The following table presents the weight average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	July 1, 2023	December 31, 2022
Weighted-average remaining lease term	3.91 years	4.40 years
Weighted-average discount rate	1.72%	1.58%

The following table provides information regarding the cash paid and right of use assets obtained related to our operating leases:

Cash Flows Information	For the Period January 1, 2023 to July 1, 2023	For the Period January 1, 2022 to July 2, 2022
Cash paid for amounts included in the measurement of lease liabilities	$1,106,482	$924,665
Leased assets obtained in exchange for new operating lease liabilities	$992,562	$9,709,189

NOTE 6 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $1.5 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which will be used primarily for working capital purposes, and has a termination date of May 24, 2025, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

•

a “borrowing base” equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 35% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

•	an inventory sublimit equal to the lesser of (a) $500,000 or (b) an amount equal to 200% of borrowing base availability,

•	an annual facility fee equal to 1% of the total commitment amount (currently $1,500,000) paid on May 24, 2022, the closing date, and annually thereafter,

•	a monthly collateral management fee of 0.60% based on the average outstanding loan balance

•	a minimum monthly payment of $5,500

•

and the interest rate for all advances shall be the sum of (a) the greater of 3.5% or the Prime Rate plus (b) 2%, provided that the interest rate shall not exceed 8.5% (the “Interest Rate Cap”) in the first year of the loan; provided, further, that the Interest Rate Cap shall not increase by more than 2.5% for each year thereafter.

At July 1, 2023, we had $473,870 of outstanding borrowings and $372,630 of borrowing capacity (the lesser of the borrowing base or the aggregate line of credit) under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 8.5% as of July 1, 2023.

Simultaneously upon entering into the line of credit agreement, the Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second priority interest) or the stockholders.

22

On August 3, 2022, we amended our Senior Secured Line of Credit to increase our inventory advance rate from 35% to 65% and increase our inventory sublimit to the lesser of (a) $750,000 (previously $500,000) or (b) an amount equal to 200% of borrowing base availability.

Effective March 31, 2023, we amended our Senior Secured Line of Credit to increase our total commitment amount from $1,500,000 to $2,000,000 and our inventory sublimit to the lesser of (a) $1,000,000 (previously $750,000) or (b) an amount equal to 200% of borrowing base availability.

Those amendments are intended to provide more flexibility in borrowing availability during periods such as when we are building inventory in preparation for our holiday season orders.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $12,116,225 at July 1, 2023 (the “BLG Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement previously described. Interest may be paid-in-kind. In June 2023, BLG extended the maturity date of the BLG Note from May 2024 to May 2025. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

NOTE 7 – Government Grants

Employee Retention Credit (“ERC”)

The Company was eligible for the Employee Retention Credit (“ERC”) under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law March 27, 2020, and the subsequent extension of the CARES Act. In January 2022, the Company filed for approximately $3.3 million of ERCs.

In April 2023, we received the final payment of our ERC refunds totaling $1,042,456. That total is divided into $970,441 categorized as “Government grant income” and $72,015 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2023 to July 1, 2023. Additionally, in June 2022, we received $335,442 in ERC refunds, with $321,282 classified as “Government grant income” and $14,160 as “Interest income” in our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2022 to July 2, 2022. At December 31, 2022, a “Government grant receivable” of $2,172,353 was recorded on our Audited Consolidated Balance Sheet and was subsequently received in January 2023.

Third-party consulting fees related to our ERC refunds were $87,340 and $28,915 for the periods January 1, 2023 to July 1, 2023, and January 1, 2022 to July 2, 2022, respectively. Those costs were recognized in “Selling, General and Administrative” expenses in our Unaudited Consolidated Statements of Operations and Comprehensive Loss.

The Company elected to recognize government grant income separately within other income once it was reasonably assured that (1) any conditions attached to the assistance would be met and (2) the assistance would be received.

Other

We received $10,913 through the California 2021 Main Street Small Business Hiring Credit as reflected in “Government grant income” on our Unaudited Consolidated Statements of Operations and Comprehensive Loss for the period January 1, 2022 to July 2, 2022.

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NOTE 8 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In July 2022, we amended the existing agreement to extend the term through May 1, 2024, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties. The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1, 2023.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 9 – Stockholder’s Deficit

The Company issued 12,500,000 shares of common stock to Bristol Luxury Group, LLC in conjunction with the conversion to a corporation in September 2020. Additionally, $8,000,000 of the Company’s debt held by Bristol Luxury Group, LLC was converted to shares of preferred stock, with the effective date of September 2020.

Preferred stock does not have the right to vote, except for protective voting rights with respect to certain actions, such as bylaw changes, liquidation, or actions dilutive to preferred stockholders. Preferred stock has a cumulative dividend rate of 12% per annum on the issue price of the preferred stock that accrues daily and a dividend rate of 14% on the amount of any previously accrued dividends not yet paid, which compounds monthly. Dividends are payable as declared by the Company’s Board of Directors. Holders of preferred stock receive dividends, when declared, and liquidation preferences over holders of common stock. Preferred stock is convertible to common stock at the option of the preferred stockholder. As of July 1, 2023, and July 2, 2022, there were un-declared dividends in the amount of $3,208,222 and $1,908,837, respectively.

Regulation A Offering

On January 5, 2021, the Company commenced an offering of up to $25,875,000 of its Common Stock pursuant to Regulation A under the Securities Act of 1933 (the “Regulation A Offering”). The Company offered up to 2,500,000 shares of Common Stock at a price of $10.00 per share (increased to $10.35 per share effective July 30, 2021), plus up to 250,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in our Offering Circular dated December 31, 2020 (the “Offering Circular”)) to investors based upon investment level.

On June 30, 2022, the Company terminated its, as amended, Regulation A Offering. It sold 409,266 shares of Common Stock, along with 11,431 Bonus Shares to investors based on investment level, and 2,896 shares of Common Stock to OpenDeal Broker LLC dba the Capital R, a participating dealer, based on gross proceeds facilitated by Capital R. The Company recognized gross proceeds of $4,262,117 and incurred offering costs of $1,161,788 under the offering.

The Company issued warrants of 5,339 to StartEngine Primary, LLC (“StartEngine Primary”), an underwriter of that offering, for the purchase of shares of our Common Stock at an exercise price of $10.35 per share. Those warrants expire on December 29, 2026.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. As of September 27, 2023, the Company has closed on $50,211 of funds and have incurred $18,986 of offering costs. Our offering expires October 15, 2023 and the Company continues to pursue raising more funds through its marketing efforts.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)
2.2 Bylaws (1)
2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)
2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)
2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)
3.1 Exchange Agreement (2)
3.2 SAFE Note Agreement with Nominee and Proxy (6)
3.3 Form of Subscription Agreement and Proxy (1)
6.1 Secured Promissory Note (2)
6.2 Security Agreement (1)
6.3 Employment Agreement of Scott LaPorta (1)
6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)
6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (3)
6.6 Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (5)
6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.8 Membership Interest Purchase Agreement (4) *
6.10 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)
6.11 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)
6.12 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc. (5)

6.13 Amendment Number Two to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (7)

6.14 First Amendment to Employment Agreement of Scott LaPorta (7)

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

7.2 Acquisition Transaction Term Sheet by and between John Kelly Foods, Inc. and Sugarfina Corporation (7)

8.1 Prime Trust, LLC Escrow Agreement (1)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

(5) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

(6) Filed as an exhibit to the Sugarfina Corp. Regulation Crowdfunding Offering Memorandum on Form C (Commission File No. 020-31647) (filed on January 20, 2023, and incorporated herein by reference).

(7) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 21, 2023, and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer
Date: September 27, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Scott LaPorta
Chief Executive Officer and Director
Date: September 27, 2023

By:	/s/ Brian Garrett
Brian Garrett, Senior Vice President, Chief Financial Officer
Date: September 27, 2023

By:	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: September 27, 2023

By:	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: September 27, 2023

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